UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Karooooo Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Y4600W108

(CUSIP Number)

Isaias (Zak) Jose Calisto
C/O Karooooo Ltd.

10 Anson Road #12-14

International Plaza

Singapore 079903

+65 6255 4151

with a copy to:

John B. Meade, Esq.

Roshni Banker Cariello, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Tel: (212) 450-4077

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y4600W108

1	NAMES OF REPORTING PERSONS Isaias (Zak) Jose Calisto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,210,294(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,210,294(1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,210,294(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 20,110,294 ordinary shares, no par value per share (the “Ordinary Shares”) of Karooooo Ltd., a Singapore public limited company (the “Issuer”), consisting of 20,332,894 Ordinary Shares held by Mr. Calisto prior to the Issuer’s initial public offering in the United States, and 86,400 Ordinary Shares acquired by Mr. Calisto pursuant to his participation in the Reinvestment (as defined below), less 309,000 Ordinary Shares sold by Mr. Calisto on the Johannesburg Stock Exchange pursuant to Rule 144 between November 5 and November 22, 2021, according to information provided by the Issuer.

(2) Includes 3,100,000 Ordinary Shares held by One Spire (Pty) Ltd. (“One Spire”), pursuant to the A&R One Spire Voting Agreement described herein, according to information provided by the Issuer. Beneficial ownership of the 3,100,000 Ordinary Shares held by One Spire is being reported hereunder solely because Mr. Calisto may be deemed to have beneficial ownership and shared voting and dispositive power as a result of the A&R One Spire Voting Agreement described herein. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Mr. Calisto that he is the beneficial owner of any Ordinary Shares held by One Spire for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Explanatory Note

This Amendment No. 2 amends, restates and supersedes the statement on Schedule 13D (the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission on April 26, 2021, as amended and restated by the Amendment No. 1 filed with the SEC on August 23, 2021 (File No. 005-92497), by Isaias (Zak) Jose Calisto, a South African Citizen relating to the Ordinary Shares of the Issuer. Information reported in this Schedule 13D/A amends, restates and supersedes information provided in the Schedule 13D, as amended.

Item 1.	Security and Issuer

This Schedule 13D/A relates to the ordinary shares, no par value per share (the “Ordinary Shares”) of Karooooo Ltd., a Singapore public limited company (the “Issuer”). The address of the principal executive office of the Issuer is 10 Anson Road, #12-14, International Plaza, Singapore 079903.

Item 2.	Identity and Background

(a)-(b) This Schedule 13D/A is being filed by Isaias (Zak) Jose Calisto, a South African citizen.

The address of the principal business office of Isaias (Zak) Jose Calisto is c/o Karooooo Ltd., 10 Anson Road #12-14, International Plaza Singapore 079903.

(c) The principal business of Mr. Calisto is serving as the Chief Executive Officer and as a director of the Issuer.

(d) During the last five years, Mr. Calisto has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Calisto has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship of Mr. Calisto.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Mr. Calisto has not paid any funds or other consideration in connection with the execution and delivery of the A&R One Spire Voting Agreement (as defined below) and therefore no consideration was paid in connection with the voting rights requiring the filing of this Schedule 13D/A.

Between November 5 and November 22, 2021, Mr. Calisto sold 309,000 Ordinary Shares on the Johannesburg Stock Exchange pursuant to Rule 144 for aggregate consideration of R156,585,631.74 at a price of R506.75 per Ordinary Share, through Peresec SA Nominees (Pty) Ltd. as broker, primarily to fund taxes and costs related to the Scheme.

Item 4.	Purpose of Transaction

In anticipation of the Issuer’s initial public offering, and recognizing that Mr. Calisto, as founder, would receive no special rights pursuant to the Constitution of the Issuer, Mr. Calisto and Georgem Holdings (Pty) Ltd. (“Georgem”) entered into that certain Voting Agreement (the “Original Voting Agreement”), dated as of March 22, 2021, with the purpose of providing Mr. Calisto and his permitted transferees the right to exercise, or cause Georgem to exercise as directed by Mr. Calisto and his permitted transferees, the voting rights in respect of the Initial Georgem Holding (as defined below).

In connection with the initial public offering of the Issuer in the United States, a corporate reorganization (the “Corporate Reorganization”) was undertaken pursuant to a scheme of arrangement under Section 114(1) (as read with Section 115) of the South African Companies Act (the “Scheme”), whereby the Issuer, as the majority shareholder of Cartrack Holdings Limited (“Cartrack”) acquired for cash all of the outstanding ordinary shares held by the minority shareholders of Cartrack at a price equal to R42.00 per share (the “Scheme Consideration”), and, as a result, Cartrack became a wholly owned subsidiary of the Issuer. In connection with the Scheme, certain eligible shareholders of Cartrack elected to use all or a portion of their Scheme Consideration to subscribe for Ordinary

Shares of the Issuer (the “Reinvestment”). Georgem, an eligible Cartrack shareholder, used its Scheme Consideration to participate in the Reinvestment and acquired 3,550,000 Ordinary Shares on April 21, 2021 (the “Initial Georgem Holding”).

On August 12, 2021, in anticipation of the August One Spire Transaction (as defined below), Mr. Calisto and Georgem entered into that certain Amended and Restated Voting Agreement (the “A&R Georgem Voting Agreement”) dated as of August 12, 2021, with the purpose of amending, restating and superseding the Original Voting Agreement to permit Georgem to transfer 3,000,000 Ordinary Shares in connection with the August One Spire Transaction.

Pursuant to the A&R Georgem Voting Agreement, Mr. Calisto and Georgem had agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding Ordinary Shares of the Issuer, then Georgem will cast all votes in respect of the Ordinary Shares held by Georgem as directed by Mr. Calisto and his permitted transferees. In addition, without the prior written consent of Mr. Calisto, Georgem is not permitted to acquire any additional Ordinary Shares.

Concurrent with execution of the A&R Georgem Voting Agreement and in anticipation of the August One Spire Transaction, Mr. Calisto and One Spire entered into that certain Voting Agreement (the “Original One Spire Voting Agreement”), dated as of August 12, 2021, with the purpose of providing Mr. Calisto and his permitted transferees the right to exercise, or cause One Spire to exercise as directed by Mr. Calisto and his permitted transferees, the voting rights in respect of the Ordinary Shares held by One Spire in connection with the August One Spire Transaction or otherwise held by One Spire.

On August 23, 2021, Georgem and One Spire consummated a transfer of 3,000,000 Ordinary Shares held by Georgem to One Spire (the “August One Spire Transaction”). Georgem retained 550,000 Ordinary Shares following the August One Spire Transaction.

On August 25, 2021, Georgem sold 309,000 Ordinary Shares on the Johannesburg Stock Exchange pursuant to Rule 144. Georgem retained 241,000 Ordinary Shares following this sale.

Between November 5 and November 22, 2021, Mr. Calisto sold 309,000 Ordinary Shares on the Johannesburg Stock Exchange pursuant to Rule 144 for aggregate consideration of R156,585,631.74 at a price of R506.75 per Ordinary Share, through Peresec SA Nominees (Pty) Ltd. as broker, primarily to fund taxes and costs related to the Scheme.

On November 29, 2021, Georgem and One Spire consummated a transfer of 100,000 Ordinary Shares held by Georgem to One Spire (the “November One Spire Transaction”). Georgem retained 141,000 Ordinary Shares following the November One Spire Transaction. One Spire holds 3,100,000 Ordinary Shares following the November One Spire Transaction.

On November 30, 2021, Georgem sold 141,000 Ordinary Shares on the Johannesburg Stock Exchange pursuant to Rule 144. Georgem no longer holds any Ordinary Shares.

On December 6, 2021, in connection with the November One Spire Transaction, Mr. Calisto and One Spire entered into that certain Amended and Restated Voting Agreement (the “A&R One Spire Voting Agreement”), dated as of December 6, 2021, with the purpose of amending, restating and superseding the Original One Spire Voting Agreement.

Pursuant to the A&R One Spire Voting Agreement, Mr. Calisto and One Spire have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding Ordinary Shares of the Issuer, then One Spire will cast all votes in respect of the Ordinary Shares held by One Spire as directed by Mr. Calisto and his permitted transferees. In addition, without the prior written consent of Mr. Calisto, One Spire is not permitted to (i) transfer any Ordinary Shares owned by One Spire or (ii) acquire any additional Ordinary Shares.

Mr. Calisto disclaims beneficial ownership of such Ordinary Shares.

The description of the voting agreements contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such documents, which are filed as Exhibits 99.1 and 99.2 hereto and incorporated by reference herein.

In connection with the Corporate Reorganization, Mr. Calisto, an eligible Cartrack shareholder, used his Scheme Consideration to participate in the Reinvestment and acquired 86,400 additional Ordinary Shares on April 21, 2021.

The information in Item 6 of this Schedule 13D/A is incorporated herein by reference.

Mr. Calisto intends to review his investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to his investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which Mr. Calisto is a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which Mr. Calisto is a party, Mr. Calisto or his affiliates may seek to acquire securities of the Issuer, including Ordinary Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the Ordinary Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to Mr. Calisto’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that Mr. Calisto or his affiliates may pursue, subject to the terms and conditions of the documents described herein to which Mr. Calisto is a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, Mr. Calisto’s or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to Mr. Calisto and his affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by Mr. Calisto and such affiliates.

In particular, Mr. Calisto intends to dispose of up to an additional 1,236,000 Ordinary Shares within 12 months from the date of the initial Schedule 13D to fund the payment of taxes and costs related to the Scheme and to increase the free float of the Issuer.

In his capacity as Chief Executive Officer and a director of the Issuer, Mr. Calisto intends to continue taking an active role in the Issuer’s management. Also, in his capacity as Chief Executive Officer and a director of the Issuer, Mr. Calisto intends to be involved in approvals or recommendations with respect to the issuance of additional securities of the Issuer to employees of the Issuer or its subsidiaries.

Except as described in this Schedule 13D/A, Mr. Calisto does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to the agreements described herein, as part of his ongoing evaluation of this investment and investment alternatives, Mr. Calisto may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of the filing date of this Schedule 13D/A, as a result of the A&R One Spire Voting Agreement, Mr. Calisto may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole power to vote or direct the vote of 3,100,000 Ordinary Shares, which, together with Mr. Calisto’s additional 20,110,294 Ordinary Shares, represents approximately 75.0% of the Ordinary Shares deemed to be outstanding pursuant to Rule 13d-3(d)(1) of the Exchange Act, subject to the conditions and limitations of the A&R

One Spire Voting Agreement. Calculations of the percentage of Ordinary Shares beneficially owned assumes that there were 30,951,106 Ordinary Shares outstanding as reported in the Issuer’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 14, 2021. However, as of the filing date of this Schedule 13D/A, as Mr. Calisto otherwise beneficially owns Ordinary Shares representing more than 51% of the total issued and outstanding Ordinary Shares of the Issuer, he may not exercise voting rights in respect of the 3,100,000 Ordinary Shares owned by One Spire.

The aggregate number and percentage of the Ordinary Shares beneficially owned by Mr. Calisto and the number of shares as to which Mr. Calisto has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D/A and are incorporated herein by reference.

(c) Except as set forth in this Schedule 13D/A, Mr. Calisto has not effected any transaction in Ordinary Shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D/A is incorporated by reference into this Item 6. Except as otherwise described in this Schedule 13D/A, to the knowledge of Mr. Calisto, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereto and between such persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Registration Rights Agreement

On April 6, 2021, the Issuer and Mr. Calisto entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer will provide for customary “demand” registrations and “piggyback” registration rights. The Registration Rights Agreement will also provide that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended.

The description of the Registration Rights Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such document, which was filed as Exhibit 10.5 to the Form F-1 registration statement filed with the U.S. Securities and Exchange Commission on March 22, 2021 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Amended and Restated Voting Agreement, dated as of December 6, 2021, by and between Mr. Calisto and One Spire (Pty) Ltd. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2021

ISAIAS (ZAK) JOSE CALISTO

By:	/s/ Isaias (Zak) Jose Calisto
Name:	Isaias (Zak) Jose Calisto